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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-4379

2.   State Identification Number:

3.   Exact name of investment company as specified in registration statement:

     PLAN INVESTMENT FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     676 NORTH ST. CLAIR STREET
     SUITE 1600
     CHICAGO, ILLINOIS  60611-2997

Exhibits:


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                        Report of Independent Accountants


To the Board of Trustees of
Plan Investment Fund, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/REPO and Money Market Portfolios, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2003, and with respect to agreement of security purchases and sales, for the period from May 31, 2003, through September 30, 2003:

o Confirmation of all securities held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Boston and Deutsche Bank;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank NA;

o Agreement of all repurchase agreements with cash settlement records and agreement of underlying collateral with PNC Bank NA's records;

o Agreement of two security purchases and two security sales or maturities since our last report from the books and records of the Fund to cash settlement records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Plan Investment Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2003, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.


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This report is intended solely for the information and use of management and the
Board of Trustees of Plan Investment Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                   /s/ ERNST & YOUNG LLP


Chicago, Illinois
February 2, 2004

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                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


February 2, 2004


We, as members of management of Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/REPO and Money Market Portfolios, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2003, and from May 31, 2003 through September 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of as of September 30, 2003, and from May 31, 2003 through September 30, 2003, with respect to securities reflected in the investment accounts of the Fund.


                                           Plan Investment Fund, Inc.

                                           By:


                                           /s/ Daniel P. Ryan
                                           -------------------------------------
                                           Daniel P. Ryan
                                           President and Chief Executive Officer


                                           Dale E. Palka
                                           -------------------------------------
                                           Dale E. Palka,
                                           Treasurer